SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                              RANCON REALTY FUND V
                            (Name of Subject Company)

MPF-NY 2006, LLC; STEVEN GOLD; SCM SPECIAL FUND, LLC; MPF DEWAAY PREMIER FUND 2,
 LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF FLAGSHIP FUND 12, LLC; MPF ACQUISITION CO.
  3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MP INCOME FUND 16, LLC; MPF FLAGSHIP FUND 9, LLC; MPF INCOME FUND
    22, LLC; MPF DEWAAY FUND 5, LLC; AND MPF DEWAAY PREMIER FUND 3, LLC; AND
                         MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                  MacKenzie Patterson Fuller, LP
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

     Transaction                                                Amount of
     Valuation*                                                 Filing Fee

     $3,760,000                                                 $402.32

 * For purposes of calculating the filing fee only. Assumes the purchase of 5,875 Units at a purchase price equal to $640 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
     Form or Registration Number:
     Filing Party:
     Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going private transaction subject to Rule 13e-3
[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; Steven Gold; SCM Special Fund, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MP Income Fund 16, LLC; MPF Flagship Fund 9, LLC; MPF Income Fund 22, LLC; MPF DeWaay Fund 5, LLC; and MPF DeWaay Premier Fund 3, LLC (collectively the "Purchasers") to purchase up to 5,875 Units of limited partnership interest (the "Units") in Rancon Realty Fund V (the "Partnership"), the subject company, at a purchase price equal to $640 per Unit, less the amount of any distributions declared or made with respect to the Units between September 25, 2006 (the "Offer Date") and November 6, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2006 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

     In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

     Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

     The Partnership had 8,994 holders of record owning an aggregate of 83,925 Units as of June 30, 2006, according to its Quarterly Report on Form 10-Q for the quarter ending June 30, 2006. The Purchasers and their affiliates currently beneficially own 5,915 Units, or 7.05% of the outstanding Units. The 5,875 Units subject to the Offer constitute 7% of the outstanding Units. Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $3,760,000 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

     The address of the Partnership's principal executive offices is 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708, and its phone number is (650) 343-9300.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated September 25, 2006

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated September 25, 2006

(b)-(h)  Not applicable.

Item 13. Information Required by Schedule 13E-3.


Not applicable.


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

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 25, 2006

MPF-NY 2006, LLC; SCM Special Fund, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MP Income Fund 16, LLC; MPF Flagship Fund 9, LLC; MPF Income Fund 22, LLC; MPF DeWaay Fund 5, LLC; and MPF DeWaay Premier Fund 3, LLC

By:      /s/ Chip Patterson
         --------------------------
         Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         --------------------------
         Chip Patterson, Senior Vice President



STEVEN GOLD

/s/ Steven Gold

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1)   Offer to Purchase dated September 25, 2006

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated September 25, 2006